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EXHIBIT 12.1

	Six Months Ended June 30, (Unaudited)		Year Ended December 31,
	2001	2000	2000(a)	1999(b)	1998(c)	1997(d)	1996(e)
	(in thousands, except ratio amount)
RATIO OF EARNINGS TO FIXED CHARGES(f)
Income from continuing operations	$92,074	$77,962	$(11,344)	$219,503	$121,717	$107,522	$98,897
Add:
Provision for income taxes	55,837	47,278	15,415	128,914	74,600	68,746	67,316
Interest expense	127,415	108,585	227,139	193,407	117,270	79,071	69,968
Interest included in rental expense	9,586	6,854	15,819	10,801	9,718	7,692	7,663
Amortization of Capitalized interest	688	795	1,595	1,359	1,444	606	763
(Income) or loss from equity investments	423	31,919	314,958	33,042	4,709	(473)	(473)
Adjustment to include 100% of nonconsolidated, majority-owned affiliate(g)	—	—	—	—	12,254	—	—

Earnings as defined	$286,023	$273,393	$563,582	$587,026	$341,712	$263,164	$244,134

Fixed charges:
Interest expense	127,415	$108,585	$227,139	$193,407	$117,270	$79,071	$69,968
Capitalized interest	4,903	3,105	7,960	13,118	2,526	6,860	11,025
Interest included in rental expense	9,586	6,854	15,819	10,801	9,718	7,692	7,663
Adjustment to include 100% of nonconsolidated, majority-owned affiliate(g)	—	—	—	—	12,071	—	—

Total fixed charges	$141,904	$118,544	$250,918	$217,326	$141,585	$93,623	$88,656

Ratio of earnings to fixed charges	2.0	2.3	2.2	2.7	2.4	2.8	2.8

(a)
2000 includes $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company, LLC, and $6.1 million in pretax charges for other write-downs, reserves and recoveries and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf of National Airlines, Inc. 2000 also includes the financial results of Player's International, Inc. from its March 22, 2000, date of acquisition.

(b)
1999 includes $2.2 million in pretax charges for write-downs and reserves and $59.8 million gains on the sales of equity interests in nonconsolidated subsidiaries. 1999 also includes the financial results of Rio Hotel & Casino, Inc., from its January 1, 1999, date of acquisition.

(c)
1998 includes $7.5 million in pretax changes for write-downs and reserves and a $13.2 million gain on the sale of equity interests in a nonconsolidated subsidiary. 1998 also includes the financial results of Showboat, Inc., from its June 1, 1998, date of acquisition.

(d)
1997 includes $13.8 million in pretax charges for write-downs and reserves and $37.4 million gain on the sale of equity in a New Zealand subsidiary.

(e)
1996 includes $52.2 million in pretax charges for write-downs and reserves, primarily related to write-downs of impaired long-lived assets and reserves for contingent liability exposure.

(f)
As discussed in Note 12 to the Consolidated Financial Statements in the 2000 Harrah's Entertainment Annual Report, we have guaranteed certain third party loans in connection with our casino development activities. The above ratio computation excludes estimated fixed charges associated with these guarantees as follows: 2000, $5.7 million; 1999, $6.2 million; 1998, $7.9 million; 1997, $7.8 million; and 1996, $5.2 million.

(g)
For purposes of computing this ratio, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less than 50% owned investments. "Fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include financial results for the Company's nonconsolidated majority-owned subsidiaries. Accordingly, 1998 has been adjusted to include the financial results and fixed charges of the East Chicago partnership from its June 1, 1998, date of acquisition.

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EXHIBIT 12.1